Exhibit 100.2

NICE Revolutionizes IVR Optimization with Advanced Artificial Intelligence

New version of NICE IVRO allows advanced personalization and deep understanding of customer journeys with analytics and artificial intelligence

Hoboken, N.J., February 26, 2019 – NICE (Nasdaq: NICE) today announced NICE Interactive Voice Response Optimization (IVRO) version 8.0 comprising Artificial Intelligence (AI) driven analytics to boost customer experiences across IVR journeys. NICE IVRO 8.0 is designed to streamline menus and facilitate self-service so customers can easily get the answers they need, while enabling organizations to benefit from savings as a result of lower deflection to contact centers. NICE was cited in The Forrester Wave™: Journey Visioning Platforms, Q4 2018. The report stated that it “lets users drill into journeys (micro and macro) and slice and dice data to visualize moments of truth, pain points, and KPI changes.”

Often one of the least preferred channels by customers, a survey1 shows that 88% of customers who reach an IVR end up needing to talk to a live agent to resolve their issue. Not only does this burden call centers but also leads to a significant hike in operational costs.

Infused with AI-driven advanced analytics capabilities, NICE IVRO 8.0 allows organizations to augment self-service driven containment and resolution within the IVR channel. By offering organizations granular journey visualization of every interaction, identifying disparities and obstructions in menus and processes, as well as delivering insights on how to simplify, optimize and personalize journeys, this new version boosts customer experience while saving operational costs. IVRO 8.0 is even easier to deploy, can be added atop any IVR platform and enables users to easily visualize and analyze IVR flows and isolate opportunities for improvement, rapidly providing impactful results. Click here to listen to a webinar presenting insights on unleashing the potential of your IVR.

The cutting-edge capabilities comprised in NICE IVRO version 8.0 include:

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Menu Complexity Score: a weighted metric that measures the level of complexity per IVR menu, based on a combination of the time spent on the menu, the number of times a customer has to repeat it and the volume going through it.

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AI-driven menu optimization: an AI-powered feature that determines the optimal structure for IVR menu options within a customer journey and provides reordering recommendations to save customers time and improve self-service.

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AI-driven Quick Insights: an AI-powered feature that analyzes the most significant differences between customer segments and journey flows to provide valuable insights into the reasons for containment.  Quick Insights predicts the likelihood that certain customer attributes may lead to transfer from IVR to agent, errors in the IVR or self-service flow failure.

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Integration between NICE Nexidia Speech Analytics and IVR analytics: enables drilling down to full-featured speech analytics for calls resulting from specific IVR journeys to uncover root causes behind deflection.

Barry Cooper, President, NICE Enterprise Group, said, "In today's competitive marketplace where an omnichannel customer experience is a must have, IVR is no longer an avenue that companies can afford to ignore. What's more, it's vital for these systems to be intuitive, contextual and personalized if they are to deliver the level of service customers expect while lowering operating costs. Customers want the ability to self-serve when interacting with a brand and the IVR channel is an untapped resource to help them accomplish that. NICE IVRO 8.0 exemplifies NICE's uncompromising commitment to innovation, enabling organizations to understand behavior patterns and uncover actionable insights that increase in-channel resolution and ultimately improve customer experience while driving down operational costs.

1 – CFI Group, 2018

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.